SCHEDULE 13D

                               (RULE 13D-101)

         Information to be Included in Statements Filed Pursuant to
           Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                               Rule 13d-2(a)

                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                              UDATE.COM, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                       (Title of Class of Securities)

                                903495-10-9
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                               (CUSIP Number)

ATLAS TRUST COMPANY (JERSEY) LIMITED,               DAVID K. ROBBINS
   OF INTERNET INVESTMENTS INC.        FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
     EMPLOYEE SHARES TRUST               350 SOUTH GRAND AVENUE, SUITE 3200
         P.O. BOX 246                     LOS ANGELES, CALIFORNIA 90071
   SUITE 1, 1 BRITANNIA PLACE                    (213) 473-2000
          ST HELIER
       JERSEY, JE4 5PP
       CHANNEL ISLANDS
       (44) 1534-608878

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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 19, 2002
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7 for other parties to whom copies are to be sent.


*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
---------------------
CUSIP No. 903495-10-9
---------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                    ATLAS TRUST COMPANY (JERSEY) LIMITED, AS TRUSTEE OF
                    INTERNET INVESTMENTS INC. EMPLOYEE BENEFITS AND SHARES TRUST

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                    Not Applicable                                     (b) |_|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS


                    [OO]

---------- --------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  |_|



---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION


                    Jersey


------------------------- -------- --------------------------------------------
       NUMBER OF          7        SOLE VOTING POWER


                                            0
         SHARES

                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

                                            10,224,331

        OWNED BY
                          -------- --------------------------------------------
          EACH            9        SOLE DISPOSITIVE POWER


                                            10,224,331
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER


                                            O
          WITH

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    10,224,331

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                |_|



---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                    40.5%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

          This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by Atlas Trust Company (Jersey) Limited ("Atlas Trust"), as trustee of the Internet Investments Inc. Employee Shares Trust. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the
Schedule 13D filed by the Trustee on March 4, 2002 (the "Schedule 13D"). The Schedule 13D is hereby amended as follows:

ITEM 4    Purpose of Transaction
          ----------------------

          Item 4 is amended to add the following:

          On December 19, 2002, USA Interactive, a Delaware corporation ("Parent"), Geffen Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), uDate.com, Inc., a Delaware corporation (the "Company"), and, for the purposes of Section 7.8 and Articles X and XI thereof, Atlas Trust and Terrence Lee Zehrer ("Zehrer", and, together with Atlas Trust, the "Major Stockholders"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement was attached as an exhibit to the Company's Current Report on Form 8-K filed on December 23, 2002, and is specifically incorporated herein by reference, and the description herein of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

          At the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.001 per share, of the Company (the "Shares" and collectively the "Company Common Stock") will be converted into the right to receive 0.18956 shares of common stock, par value $0.01 per share, of the Parent (the "Parent Common Stock").

          The Merger Agreement provides that the Major Stockholders and the Company will not, and will cause their respective directors, officers, investment bankers, affiliates, representatives and agents not to, (i) solicit, initiate, or knowingly encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries or proposals that constitute, or would reasonably be expected to lead to, any Takeover Proposal (as defined below), (ii) engage in, or enter into, any negotiations or discussions concerning any Takeover Proposal or
(iii) enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to any Takeover Proposal. Pursuant to the Merger Agreement, the Major Stockholders also agreed to cease, and to cause each of their respective officers, directors, employees, financial advisors, attorneys and other advisors to cease any and all existing activities, discussions or negotiations with any parties conducted with respect to the foregoing activities. Pursuant to the Merger Agreement, "Takeover Proposal", means any bona fide inquiry, proposal or offer relating to any (i) merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries, (ii) sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets of the Company or any of its subsidiaries in one or more transactions, (iii) issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase such securities, or securities convertible into such securities) of the Company or any of its subsidiaries, (iv) liquidation, dissolution, recapitalization or other similar type of transaction with respect to the Company or any of its subsidiaries, (v) tender offer or exchange offer for Company securities; in the case of (i), (ii), (iii),
(iv) or (v) above, which transaction would result in a third party acquiring beneficial ownership of more than twenty-five percent (25%) of the voting power of the Company or assets representing more than twenty-five percent (25%) of the net income, net revenue or assets of the Company and its subsidiaries on a consolidated basis, or (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions.

          Pursuant to the Merger Agreement, the Major Stockholders also agreed to severally indemnify and hold harmless Parent and the Surviving Corporation and their respective officers, directors, employees and affiliates (the "Indemnitees") from any damage, claim, loss, cost, liability or expense, including, without limitation, interest, penalties, reasonable attorneys' fees and expenses of investigation, response action, removal action or remedial action (collectively "Damages"), incurred by such Indemnitees that arise out of or relate to: (i) any breach of any representation or warranty of the Company contained in the Merger Agreement or in any certificate delivered on the closing date of the Merger by the Company pursuant to the Merger Agreement; (ii) any breach by the Company of any of its covenants or agreements contained in the Merger Agreement or
(iii) any liability arising out of the matters set forth on Section 10.2(a) of the Company's disclosure schedules to the Merger Agreement. The indemnification liabilities of each of the Major Stockholders are capped in a maximum amount equal to a percentage of the gross proceeds payable to each Major Stockholder in the Merger valued as determined under the Merger Agreement. The indemnification liability percentage of each Major Stockholder is equal to (i) 75% of such gross proceeds from the closing date until the one year anniversary of the closing date, (ii) 60% of such gross proceeds from the one year anniversary of the closing date until the two-year anniversary of the closing date, (iii) 40% of such gross proceeds from the two year anniversary of the closing date until the three year anniversary of the closing date and (iv) 30% of such gross proceeds from the three year anniversary of the closing date until the six year anniversary of the closing date (the "Maximum Indemnity Liability").

          Pursuant to the Merger Agreement, Atlas Trust also agreed to enter into an agreement at the closing of the Merger pursuant to which it will agree, among other things, (i) to pay to the Parent or the Company (following the closing) the amount of any tax liability suffered by Parent, the Company (following the closing) or any of the Company's subsidiaries, directly resulting from or in respect of any act, or deliberate omission of Atlas Trust (or any of its successors) including without limitation the making of any advance or distribution to any beneficiary of the EST (as defined below) and (ii) that in the event Atlas Trust makes a distribution which gives rise to a liability for certain United Kingdom income taxes and/or national insurance contributions (employees' and employers'), to pay such liability relevant to that distribution directly to the appropriate taxation authority or to account to Parent (or its nominee) for such taxation, at Atlas Trust's option (the "Trust Indemnity Agreement"). Atlas Trust's Maximum Indemnity Liability as determined under the Merger Agreement is also subject to adjustment based on the value of the assets held by the EST in the event that Atlas Trust makes payments to or on behalf of Parent pursuant to the Trust Indemnity Agreement.

          Except with respect to any claim for Damages by an Indemnitee arising out of any breach prior to the closing of any representation or warranty of the Company made as of the date of the Merger Agreement (a "Pre-Closing Claim"), no Indemnitee is entitled to any indemnification for any Damages unless and until the aggregate amount of all Damages incurred by the Indemnitee exceeds $3,000,000 (the "Threshold Amount"), after which the Indemnitee is entitled to indemnification for all such Damages as well as any Damages in excess of the Threshold Amount, subject to the Maximum Indemnity Liability. Any claim for indemnification of any Pre-Closing Claims is not subject to the Threshold Amount.

          With respect to any claim for Damages by an Indemnitee, each Major Stockholder is only liable or otherwise responsible for such Major Stockholders' pro rata portion of such Damages. As determined under the Merger Agreement, Atlas Trust's pro rata portion of indemnifiable damages is 35.554%.

          In order to induce Atlas Trust to assume the indemnity obligations under the Merger Agreement, Melvyn Morris, the Chief Executive Officer of the Company, agreed to separately indemnify each of Atlas Trust and Zehrer pro rata for any indemnification payments they may be obligated to make to Parent, up to a maximum of 50% of the gross proceeds Mr. Morris receives in the Merger as a result of the exercise and conversion of his stock options in the Company.

          As a condition to the closing of the Merger, the Major Stockholders and Parent will enter into an Escrow Agreement pursuant to which the Major Stockholders will each deposit with the escrow agent 20% of the total number of shares of Parent Common Stock payable to each of the Major Stockholders in connection with the Merger (the "Escrow Amount"). The Escrow Amount will be available to satisfy the indemnity obligations of the Major Stockholders under the Merger Agreement for two years following the closing date of the Merger.

          Pursuant to the Merger Agreement, the directors and officers of the Merger Sub at the Effective Time of the Merger will be the initial directors and officers of the surviving corporation in the Merger. The Merger Agreement also provides that the certificate of incorporation of the Company will be amended to be in the form attached as an exhibit to the Merger Agreement, and the bylaws of Merger Sub, as in effect immediately prior to the Effective Time of the Merger, will be the bylaws of the surviving corporation in the Merger.

          As a condition to its willingness to enter into the Merger Agreement, Parent, Atlas Trust and Zehrer entered into a Stockholders' Agreement, dated as of December 19, 2002 (the "Stockholders' Agreement"), pursuant to which, among other things, Atlas Trust and Zehrer each executed and delivered to Parent an irrevocable proxy (the "Irrevocable Proxy"). Pursuant to the Irrevocable Proxy, Atlas Trust and Zehrer each appointed Parent as their proxy with the power to vote, at any meeting of the holders of the Shares, or in any other circumstance upon which the vote or other approval of holders of Company Common Stock is sought, all of their Shares:
(x) in favor of the adoption of the Merger Agreement and any actions required in furtherance of the transactions contemplated by the Merger Agreement and the Stockholder's Agreement; (y) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other material obligation or agreement of the Company under the Merger Agreement; and (z) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Takeover Proposal other than a Takeover Proposal with Parent or any affiliate thereof and (B) to the extent that such (1) are intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholders' Agreement or (2) are intended to, or could reasonably be expected to, implement or lead to any Takeover Proposal (other than a Takeover Proposal with Parent or any affiliate thereof): (I) any change in a majority of the persons who constitute the board of directors of the Company; (II) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; or
(III) any other material change in the Company's corporate structure or business. From the execution of the Stockholders' Agreement until the first to occur of the Effective Time or the date on which the Merger Agreement is terminated, neither Major Stockholder shall enter into any agreement, arrangement or understanding with any Person or entity to take any of the actions described in clause (y) or (z) of the foregoing sentence, or the effect of which would be inconsistent with or violate the provisions and agreements of the Stockholders' Agreement relating to the Irrevocable Proxy. Nothing in the Stockholders' Agreement shall in any way restrict or limit Atlas Trust from taking any action in their capacity as a director or officer of the Company or otherwise fulfilling their fiduciary obligations as a director or officer of the Company.

          Pursuant to the Stockholders' Agreement, Atlas Trust and Zehrer also agreed, that prior to the first to occur of the Effective Time or termination of the Merger Agreement, they shall not directly or indirectly without the consent of Parent, in respect of any Takeover Proposal or otherwise: (A) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of their Shares or any interest therein, (B) grant any proxies or powers of attorney, deposit any of their Shares into a voting trust or enter into a voting agreement with respect to any of their Shares, (C) enter into any agreement or arrangement providing for any of the actions described in clause (A) or (B) above or (D) take any action that could reasonably be expected to have the effect of preventing or disabling the them from performing their obligations under this Agreement.

          Pursuant to the Stockholder's Agreement, the Major Stockholders also agreed to pay to Parent in immediately available funds any Profit (as defined below) realized if the Merger Agreement is terminated pursuant to Sections 9.1(f) or 9.1(g) thereof (a "Triggering Termination") and any of a Stockholders' Shares are sold, transferred, exchanged, canceled or disposed of in connection with, or as a result of, any Takeover Proposal that is in existence on, or that has been otherwise made prior to, the nine month anniversary of the date of the Triggering Termination (an "Alternative Disposition"). "Profit" means an amount equal to the excess, if any, of (i) the Alternative Transaction Consideration over (ii) the Current Transaction Consideration. "Alternative Transaction Consideration" means all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by such Major Stockholder and his affiliates in connection with or as a result of such Alternative Disposition as a part of or in connection with the Alternative Disposition or associated Takeover Proposal. "Current Transaction Consideration" means all amounts payable directly or indirectly by Parent to the Major Stockholder in respect of his Shares pursuant to Article II of the Merger Agreement, determined based on the average closing price of Parent Common Stock on the NASDAQ National Market System for the seven trading day period ending on the trading day prior to the date of the Triggering Termination.

          Pursuant to the Stockholders' Agreement, if Parent agrees with the Company and/or its stockholders to increase the amount of the Merger Consideration to be paid by Parent for the Shares (a "Second Transaction"), then, as may be requested by Parent, (i) the Major Stockholders shall either execute and deliver to Parent such documents or instruments as may be necessary to waive the right to receive the amount of such increase to the extent that such increase would result in any Second Transaction Profit (as defined below) or (ii) the Major Stockholders shall each tender and pay, or cause to be tendered and paid, to Parent, or its designee, in immediately available funds and promptly after receipt thereof, the Profit realized from such Second Transaction. "Second Transaction Profit" means an amount equal to the excess, if any, of (y) the Second Transaction Consideration over (z) the Current Transaction Consideration. "Second Transaction Consideration" shall mean all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by the Major Stockholders in connection with or as a result of the Second Transaction as a part of or in connection with the Second Transaction.

          Pursuant to the Stockholders' Agreement, from and after the Effective Time, each Major Stockholder agreed to finally and forever release Parent and the Company, and their respective successors, assigns, officers, directors, agents, servants, employees and all affiliates and subsidiaries, past and present, of Parent and the Company (the "Releasees") from each and every agreement, commitment, indebtedness, obligation and claim of every nature and kind whatsoever, known or unknown, suspected or unsuspected (each, a "claim" and collectively, the "Claims") that (A) each Major Stockholder may have had in the past, may have as of the date thereof or, to the extent arising from or in connection with any act, omission or state of facts taken or existing on or prior to the date hereof, may have after the date hereof against any of the Releasees and (B) has arisen or arises directly out of, or relates directly to, either Major Stockholder's interest as a stockholder, director, officer and/or employee of the Company or any of its subsidiaries, except (x) such Claims as are contemplated by the Stockholders' Agreement, the Merger Agreement, the escrow agreement to be entered into at the closing and the transactions contemplated thereby,
(y) Claims for indemnification that either Major Stockholder may have under the Company's certificate of incorporation or bylaws or any indemnification agreements between either Major Stockholder and the Company, and (z) claims for the reimbursement of costs and expenses in accordance with the Company's policies incurred by either Major Stockholder in his capacity as a director of the Company.

          Pursuant to the Stockholders' Agreement, each Major Stockholder acknowledged that, except for any shares that will comprise the Escrow Amount, the shares of Parent Common Stock issued to such Stockholder by virtue of the Merger (all of such shares being the "Parent Shares") will be subject to a lock-up and agreed that such Major Stockholder will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to his, her or its Parent Shares for a period commencing on the Closing Date and continuing until the date that is the three-month anniversary of the Closing Date (the "Lock-Up Period"). Each Major Stockholder consented to the entry of stop transfer instructions by Parent's transfer agent and registrar prohibiting the transfer of any Parent Shares during the Lock-Up Period.

          A copy of the Stockholders' Agreement is attached hereto as Exhibit B and is specifically incorporated herein by reference, and the description herein of the Stockholders' Agreement is qualified in its entirety by reference to such Stockholders' Agreement.

          Notwithstanding anything to the contrary contained in the Merger Agreement or the Stockholder's Agreement, the covenants, agreements and obligations of Atlas Trust under such agreements are made by Atlas Trust solely in Atlas Trust's capacity as trustee of the Internet Investments Inc. Employee Shares Trust (the "EST"). For the avoidance of doubt, the parties agreed that Atlas Trust shall have the benefit of provisions of
Article 28(1) of the Trusts (Jersey) Law 1984 (as amended) to the effect that any claim thereunder against Atlas Trust shall extend only to the EST property.

          There can be no assurance that the Merger will be completed on the terms set forth in the Merger Agreement or otherwise. If the Merger is not consummated on the terms set forth in the Merger Agreement, Atlas Trust reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the Shares, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine.

ITEM 5    Contracts, Arrangements, Understandings or Relationships with
          --------------------------------------------------------------
          Respect to Securities of the Issuer
          -----------------------------------

          Item 5 is hereby amended to add the following: The information set forth in Item 4 to this Amendment No. 1 is incorporated herein by reference.

          By reason of the Stockholders' Agreement and the Irrevocable Proxy, Parent may be deemed to be the beneficial owner of, in the aggregate, 10,224,331 shares of Company Common Stock owned of record by Atlas Trust and subject to the Stockholders' Agreement, and may be deemed to have shared power to vote or direct the vote of such shares of Company Common Stock and shared power to dispose or direct the disposition of such shares of Company Common Stock. Such shares represent approximately 40.5% of the issued and outstanding shares of Common Stock of the Company.

ITEM 6    Material to Be Filed as Exhibits
          --------------------------------

 Exhibit  A --  Agreement and Plan of Merger among USA
                Interactive, Geffen Acquisition Sub Inc., uDate.com, Inc. and, for purposes of Section 7.8 and Articles X and XI thereof, Terrence Lee Zehrer and Atlas Trust Company (Jersey) Limited, as trustee of the Internet Investments Inc. Employee Shares Trust, dated as of December 19, 2002.*

 Exhibit  B --  Stockholders' Agreement, dated as of the
                19th day of December, 2002, by and among USA
                Interactive, Terrence Lee Zehrer and Atlas Trust Company (Jersey) Limited, a Jersey trust company, as trustee of Internet Investments Inc. Employee Shares Trust.

    * Incorporated by reference to the Current Report on Form 8-K filed by the Issuer on December 23, 2002.



                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   The COMMON SEAL of ATLAS TRUST
                                   COMPANY (JERSEY) LIMITED
                                   As TRUSTEES OF THE INTERNET INVESTMENTS INC.
                                   EMPLOYEE SHARES TRUST
                                   was hereunto affixed in the presence of:


                                     /s/ Ian R. Swindale
                                   ----------------------------------------
                                   Director
                                   Print Name:  Ian R. Swindale


                                     /s/ Ian R. Dove
                                   -----------------------------------------
                                   Director/Authorised Signatory
                                   Print Name:  Ian R. Dove



Dated:  December 23, 2002